VIRTUS
INVESTMENT PARTNERS



2011
ANNUAL REPORT

Financial Overview

Summary of Operations

(Dollars in millions, except per share data)	2011	2010
Revenues	$ 204.7	$ 144.6
Operating Income	$ 13.9	$ 9.3
Operating Income, as Adjusted*	$ 43.7	$ 21.7
Net Income	$ 145.4	$ 9.6
Operating Margin	7%	6%
Operating Margin, as Adjusted*	28%	20%

Per Share Data

Weighted Average Shares Outstanding – Basic (in thousands)	6,211	6,014
Earnings Per Share – Basic	$ 17.98	$ 0.87
Weighted Average Shares Outstanding – Diluted (in thousands)	6,834	6,437
Earnings per Share – Diluted	$ 16.34	$ 0.81

Assets Under Management (Dollars in millions)

Ending AUM	$ 34,587.6	$ 29,473.3



By product (12/31/2011):

Long-term Mutual Funds	$16,896.6
Closed-End Funds	5,675.6
Money Market Funds	2,294.8
Variable Insurance Funds	1,308.6
Separately Managed Accounts	3,933.8
Institutional Products	4,478.2
Total	$34,587.6



By investment category (12/31/2011):

Equity	$18,978.5
Fixed Income	13,187.9
Cash Management	2,421.2
Total	$34,587.6

* *Certain supplemental performance measures are provided in addition to, but not as a substitute for, performance measures determined in accordance with GAAP. These supplemental measures may not be comparable to non-GAAP performance measures of other companies. "Operating Income, as Adjusted" and "Operating Margin, as Adjusted" are supplemental non-GAAP measures that net the distribution and administration expenses against the related revenue and remove certain non-cash and other identified amounts. For our definition of these terms, as well as a reconciliation to GAAP measures, see "Reconciliation of Revenues, Operating Expenses and Operating Income on a GAAP Basis to Revenues, Operating Expenses and Operating Income, as Adjusted" in the Supplemental Financial Information, included as an attachment to this annual report after the Form 10-K.*

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which, by their nature, are subject to significant risks and uncertainties. Virtus Investment Partners, Inc. intends for these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. For a further discussion, see "Forward Looking Statements" on page 18 of the attached Form 10-K.

Letter to Our Shareholders

To Our Fellow Shareholders

In a year when the global economy – and investor sentiment – was highly volatile, and generating sales growth, positive net flows and increased profitability was a challenge for the asset management industry, Virtus Investment Partners delivered in all of these areas.

Our financial and operating achievements in 2011 – combined with the important initiatives that we completed during the year – demonstrate that we are a company with the right strategy, products, and operating capabilities to deliver on our commitments to clients and shareholders.

In just three years as an independent public company, we have built a foundation that has allowed us to generate consistently higher sales, positive flows, and earnings. We have differentiated ourselves in a challenging and highly competitive environment and are well positioned to sustain the long-term growth and success of our business.

Business Strengths

Our achievements during the year were a direct result of our ability to capitalize on four primary business strengths:

> A broad range of investment capabilities;

> Solid relative investment performance;

> Effective distribution capabilities; and

> A focused, high-caliber workforce.

Investment Capabilities

Virtus offers a wide range of investment strategies and products from boutique, institutional-quality money managers. Our multi-style, multiple-manager model allows us to offer financial advisors many of the tools they require to help their clients construct a portfolio that meets their diverse and evolving needs throughout changing, and often challenging, market cycles. With access to a number of distinct and differentiated managers, we focus on offering the best products for our clients, and during 2011, we continued to actively manage and expand our investment capabilities and introduce new products to meet current and future investor needs.

The addition of the **Newfleet Multi-Sector Fixed Income Strategies** team under the leadership of David L. Albrycht, its chief investment officer, was a significant and beneficial expansion of our affiliated investment capabilities. The team was an important part of our organization for more than 18 years prior to our becoming a public company, and their return to Virtus provides us with additional growth opportunities. The team has delivered consistently strong relative performance for our clients, particularly as the manager of the Virtus Multi-Sector Short Term Bond Fund, our largest open-end mutual fund and one that has been a leading performer in its fixed income category. We combined the multi-sector capabilities with existing fixed income strategies to create Newfleet Asset Management, a comprehensive fixed income investment affiliate with $8 billion of assets under management at year-end.

The mid-year introduction of the **Duff & Phelps Global Utility Income Fund** (DPG) was an important product initiative that leveraged two of our core


VIRTUS
INVESTMENT PARTNERS

George R. Aylward
President and
Chief Executive Officer

Mark C. Treanor
Chairman,
Board of Directors

competencies: the investment management capabilities of an affiliated manager and the effectiveness of our distribution platform. DPG, a closed-end fund that features the strong performing and attractive utility and infrastructure investment strategies of Duff & Phelps Investment Management Co., launched with a $735 million IPO, one of the largest closed-end fund offerings of the year. Duff & Phelps Investment Management also co-manages, with the Newfleet Multi-Sector Team, the Virtus Total Return Fund (DCA), a closed-end fund that we adopted at year-end. DCA demonstrates another advantage of our multi-strategy, multi-manager model: the ability to offer a multi-asset class strategy that leverages the capabilities of two affiliated managers. The DPG and DCA initiatives drove the 31 percent growth in our closed-end mutual fund assets to $5.7 billion at the end of the year.

We also introduced three open-end mutual funds and seeded several new investment strategies. The new mutual funds, which expand the breadth and depth of our product offerings and provide additional options for advisors to utilize when constructing portfolios for their clients, were the Virtus Global Commodities Stock Fund, guided by the specialty commodities manager, Coxe Advisors; and two new AlphaSector™ funds, the Virtus Allocator Premium AlphaSector Fund and the Virtus Global Premium AlphaSector Fund. At year-end, our suite of AlphaSector products had $3.4 billion of assets under management.

VIRTUS - S&P 500® - PEER COMPANIES
Change From 1/2/09 Open to 12/31/10 Close


840%
740%
640%
540%
440%
340%
240%
140%
40%
-60%
745%
42%
39%
VRTS
Peers
S&P 500
1/2/09
12/31/09
12/31/10
12/31/11

Our common stock trades on the NASDAQ Global Market under the symbol VRTS. This chart compares the cumulative return on our common stock from the opening trade of January 2, 2009, our first day of public trading, with the S&P 500 Index and a composite of publicly traded asset management companies. The peer group index comprises the following companies: Affiliated Managers Group, Inc.; AllianceBernstein Holding L.P.; BlackRock, Inc.; Calamos Asset Management, Inc.; Cohen & Steers, Inc.; Diamond Hill Investment Group, Inc.; Eaton Vance Corp.; Epoch Holding Corp.; Federated Investors, Inc.; Franklin Resources, Inc.; GAMCO Investors, Inc.; Invesco Ltd.; Janus Capital Group, Inc.; Legg Mason, Inc.; Pzena Investment Management, Inc.; T. Rowe Price Group, Inc.; U.S. Global Investors, Inc.; Waddell & Reed Financial, Inc.; and Westwood Holdings Group, Inc.

Investment Performance

Strong relative investment performance is an important contributor to sustained sales success, and in 2011, our investment managers delivered solid investment performance in the major asset classes and strategies that investors need to structure and manage a well-diversified portfolio.

Eighteen of our Morningstar-rated mutual funds, representing 85 percent of all fund assets, had 5 or 4 stars, and four of our funds, including the Virtus Small-Cap Sustainable Growth Fund from our affiliated manager, Kayne Anderson Rudnick, ended the year at the top of their Lipper peer group categories for one-year investment performance. Our 5- and 4-star funds feature many of the strategies that would be part of a well-diversified portfolio, and include several of our best-selling funds in 2011, such as the Virtus Multi-Sector Short Term Bond Fund and the Virtus Emerging Markets Opportunities Fund.*

This strong investment performance, which has been essential to our recent sales success, is a benefit of our quality investment management and a rigorous product oversight process that sets high standards for performance and ensures our products are relevant, attractive and meet investor needs.

Effective Distribution

Strong performing investment capabilities in attractive categories do not, by themselves, assure success in this competitive environment. Our effectiveness in raising and retaining assets is a result of having broad and balanced distribution access, an experienced, high-quality sales force, and a well-defined and executed distribution strategy.

We approach financial intermediaries with a differentiated value proposition that features two important elements. First, we provide one-point access to a broad array of investment capabilities and strategies from our boutique managers. We can offer financial advisors a range of distinctive solutions to meet the wide variety of their clients' investment needs. Second, we focus on partnering with advisors to develop long-term, rather than transactional, relationships. Our approach is to assist advisors in attracting, placing, and retaining their clients' assets and building strong, effective, and lasting relationships with their clients.

The strength of our access to financial advisors in the major retail channels, combined with our broad product set and distinguished investment performance, helped us generate consistent and growing mutual fund sales and net flows throughout the year. Our wholesaler productivity rate was among the highest in the industry, and we reported a significant increase in both the number of new advisors selling our funds and those who are adding multiple Virtus funds to their clients' portfolios.

While much of our recent sales growth has been generated through our efforts with national broker-dealer and regional firms, we are also broadening our relationships with other financial intermediaries. The independent and registered investment advisor (RIA) channels represent a growing percentage of the intermediary market, and at the end of 2011, we expanded our retail distribution team to focus additional resources in those channels. This new dedicated sales team comprises experienced sales professionals who understand the specific needs of independent brokers and RIAs, and their addition will allow us to generate increased sales from a growing channel while we remain fully focused on national broker-dealer and regional firms.

**Additional information regarding investment performance ratings is included as an attachment to this annual report after the Form 10-K.*

Letter to Our Shareholders

High-Caliber Workforce

Ours is a business that is fundamentally built on the talent, commitment and focus of our employees. That is demonstrated daily by the quality of the investment teams who manage assets, the product professionals who develop and monitor our offerings, the sales and marketing staff who generate asset flows, the service representatives who are on the front lines of relationships with our clients, and the business teams who support each of these functions. We believe the caliber and dedication of our workforce is an advantage in our highly competitive industry.

Our effectiveness in attracting, retaining and aligning our talent to support our ongoing growth objectives was a critical aspect of delivering on our goals in 2011, and will continue to be vital in supporting the growth engines of our business in 2012 and beyond.

All of us at Virtus consider it a distinct privilege to manage our clients' assets, and we take seriously the responsibility of helping investors achieve their financial goals. We are well-positioned to continue our growth because of the quality and commitment of our people.

2012 BUSINESS OBJECTIVES

> Capture greater market share from existing and new channels

> Maintain product quality and performance; opportunistically expand investment capabilities, strategies and product structures

> Enhance and align business support services to facilitate continued growth

> Optimize business model and capital structure to best position for next phase of growth

> Attract, retain and align talent to support the business

Operating Results

By leveraging these business strengths in 2011, we generated growth in the key financial metrics of sales, net flows, revenue, and profitability:

> Sales of all investment products increased 93 percent to $11.2 billion from $5.8 billion in 2010, following a 51 percent increase the prior year. The Virtus Mutual Funds were the primary contributor to the increase in total sales, as fund sales grew to $9.5 billion, more than double the 2010 sales of $4.5 billion.

> Strong investment performance, combined with higher total sales, led to a third consecutive year of positive net flows, with positive flows in both equity and fixed income products. Net flows for all products were $5.2 billion in 2011, compared with $1.5 billion in 2010, representing an organic growth rate of 18 percent in a year when the industry generated low single-digit organic growth.

> Revenues increased by 42 percent to $204.7 million from $144.6 million in 2010 as a result of the increase in total assets under management, the growing percentage of higher-fee equity assets, and the higher percentage of assets managed by affiliated managers. Assets under management increased by 17 percent to $34.6 billion at year-end. Long-term assets under management, which exclude low-fee cash management products, increased by 23 percent during 2011.

- The growth in our profitability reflected the increases in our top-line results. Operating income, as adjusted, which is the non-GAAP performance measure that we believe best illustrates the earnings of the company, was $43.7 million with a margin of 28 percent in 2011, more than double the $21.7 million in 2010, which represented a 20 percent margin. Operating income, the comparable GAAP performance measure, was $13.9 million in 2011, compared with $9.3 million in 2010. Net income was $145.4 million in 2011 or $16.34 per share, compared with $9.6 million or $0.81 per share, primarily reflecting a tax benefit of $132.0 million related to the release of a valuation allowance on certain deferred tax assets.
- The financial markets took note of our accomplishments as well, and in 2011, for the second consecutive year, VRTS was the best-performing public traditional asset manager, far outpacing the average of our peer companies as well as the S&P 500.

Capital Management

The achievement of our 2011 operating results and key initiatives was supported by a comprehensive capital management strategy that struck a balance between investing in the growth of the business and returning capital to our shareholders.

For the full year, we deployed a significant percentage of our annual free cash flow in growth initiatives and the return of capital to shareholders, including the preferred dividend and common stock repurchases. Initiatives such as the DPG closed-end fund launch, the internalization of the Newfleet Multi-Sector Team, and the DCA closed-end fund adoption represented more than $18 million of investments in growth opportunities.

We will continue to take a thoughtful approach to capital management, with a strategic objective of maintaining optimal flexibility to fund core business activities, invest in future organic and inorganic growth opportunities, and appropriately return capital to our shareholders.

Positioning Ourselves for Further Growth

Our accomplishments in 2011 demonstrate the value of our business model and operating strategy, a focused, high-caliber workforce, and our key strengths in product, distribution and investment performance. We also have the insight and benefits gained from building a growing business.

We are highly confident in the opportunities that exist for us and optimistic about the future. As we look forward, we benefit from a clear vision for the company, focused strategic goals, and consistent business objectives. Most importantly, we have an unwavering commitment to the success of our clients, because we know their success is fundamental to our long-term growth and profitability.

On behalf of the board, management team and employees of Virtus Investment Partners, we thank you for your support this year and we look forward to delivering continued strong results for our clients and you, our shareholders.

George R. Aylward
President and
Chief Executive Officer

Mark C. Treanor
Chairman,
Board of Directors

Officers and Directors

Board of Directors

George R. Aylward
President and Chief Executive Officer
Virtus Investment Partners

James R. Baio [1,2]
Chief Financial Officer, Treasurer and
Executive Vice President (Retired)
Franklin Templeton Investments

Diane M. Coffey [2,4]
Managing Director and Partner
Peter J. Solomon Company, Ltd.

Susan S. Fleming, Ph.D. [3,4]
Consultant and Executive Educator

Timothy A. Holt [1,3]
Senior Vice President and
Chief Investment Officer (Retired)
Aetna, Inc.

Hugh M.S. McKee
Co-President and
Chief Operating Officer
BMO Investments Inc.

Edward M. Swan, Jr. [1,3]
President (Retired)
FIS Group

Mark C. Treanor [2,4]
Non-Executive Chairman
of the Board of Directors
Senior Partner
Treanor Pope & Hughes

Board Committees
[1] *Audit*
[2] *Compensation*
[3] *Finance and Investment*
[4] *Governance*

Principal Corporate Officers


VIRTUS
INVESTMENT PARTNERS

Standing, from left: W. Patrick Bradley, Jeffrey T. Cerutti, Mark S. Flynn, George R. Aylward, Mardelle W. Peña, Francis G. Waltman, and Michael A. Angerthal

George R. Aylward
President and
Chief Executive Officer

Michael A. Angerthal
Executive Vice President
Chief Financial Officer

W. Patrick Bradley
Senior Vice President
Mutual Fund Administration

Jeffrey T. Cerutti
Executive Vice President
Retail Distribution

Mark S. Flynn
Executive Vice President
General Counsel and
Chief Compliance Officer

Mardelle W. Peña
Senior Vice President
Human Resources

Francis G. Waltman
Executive Vice President
Product Management

Supplemental Financial Information

Schedule of Non-GAAP information

(Dollars in thousands)

The company reports its financial results on a Generally Accepted Accounting Principles (GAAP) basis; however management believes that evaluating the company's ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Management reviews non-GAAP financial measures to assess ongoing operations and considers them only to be additional metrics for both management and investors to consider the company's financial performance over time, as noted in the footnotes below. Management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial results prepared in accordance with GAAP.

Reconciliation of Revenues, Operating Expenses and Operating Income on a GAAP Basis to Revenues, Operating Expenses and Operating Income, as Adjusted

	Twelve Months Ended	
	Dec 31, 2011	Dec 31, 2010
Revenues, GAAP basis	$204,652	$144,556
Less:		
Distribution and administration expenses	50,563	33,205
Newfleet transition related subadvisory fees[1]	(1,057)	-
Revenues, as adjusted[2]	$155,146	$111,351
Operating Expenses, GAAP Basis	$190,749	$135,285
Less:		
Distribution and administration expenses	50,563	33,205
Depreciation and amortization	5,865	6,929
Stock-based compensation	4,926	3,894
Restructuring and severance charges	2,008	1,635
Newfleet transition related operating expenses[3]	5,152	-
Closed-end fund launch costs [4]	10,767	-
Operating Expenses, as adjusted[5]	$111,468	$89,622
Operating Income, as adjusted[6]	$43,678	$21,729
Operating margin, GAAP basis	7%	6%
Operating margin, as adjusted[6]	28%	20%

(continued)

Supplemental Financial Information *(continued)*

Quarterly Reconciliation	**Three Months Ended**			
	Dec 31, 2011	**Sep 30, 2011**	**June 30, 2011**	**Mar 31, 2011**
Revenues, GAAP basis	$56,172	$55,457	$48,902	$44,121
Less:				
Distribution and administration expenses	13,482	13,637	12,367	11,077
Newfleet transition related subadvisory fees[1]	-	(37)	(1,020)	-
Revenues, as adjusted[2]	$42,690	$41,857	$37,555	$33,044
Operating Expenses, GAAP Basis	$47,978	$57,650	$45,443	$39,678
Less:				
Distribution and administration expenses	13,482	13,637	12,367	11,077
Depreciation and amortization	1,403	1,431	1,496	1,535
Stock-based compensation	1,336	1,162	1,587	841
Restructuring and severance charges	1,260	7	594	147
Newfleet transition related operating expenses[3]	1,381	1,580	2,191	-
Closed-end fund launch costs[4]	-	10,767	-	-
Operating Expenses, as adjusted[5]	$29,116	$29,066	$27,208	$26,078
Operating Income, as adjusted[6]	$13,574	$12,791	$10,347	$6,966
Operating margin, GAAP basis	15%	(4)%	7%	10%
Operating margin, as adjusted[6]	32%	31%	28%	21%

[1] *Reflects 30 days of fees payable under the termination provisions of the subadvisory agreement with a former unaffiliated subadvisor of the Multi-Sector assets. These subadvisory fees ended effective July 2, 2011. The company records its management fees net of fees paid to unaffiliated subadvisors.*

[2] *Revenues, as adjusted, is a non-GAAP financial measure calculated by netting distribution and administration expenses from GAAP revenues. Management believes, Revenues, as adjusted, provides useful information to investors because distribution and administration expenses are costs that are generally passed directly through to external parties. For the three months ended September 30, 2011, Virtus incurred $23.3 million of distribution and administration expenses that included $9.6 million of structuring fees related to the closed-end fund launch. For the purposes of calculating Revenues, as adjusted for the three months ended September 30, 2011 and for the twelve months ended December 31, 2011, structuring fees paid to third party distributors for the closed-end fund launch are excluded as they do not have a related revenue offset.*

[3] *For the twelve months ended Dec. 31, 2011, Newfleet transition-related operating expenses consist of compensation expenses of $4.8 million and certain legal and professional fees of $0.4 million incurred in conjunction with the addition of the Newfleet Multi-Sector team. Compensation expenses include $0.7 million of stock-based compensation.*

[4] *Closed-end fund launch costs are comprised of structuring fees of $9.6 million payable to underwriters and sales-based incentive compensation of $1.2 million.*

[5] *Operating expenses, as adjusted, is a non-GAAP financial measure that management believes provides investors with additional information because of the nature of the specific excluded operating expenses. Specifically, management adds back amortization attributable to acquisition-related intangible assets as this may be useful to an investor to consider our operating results with the results of other asset management firms that have not engaged in significant acquisitions. In addition, we add back restructuring and severance charges as we believe that operating expenses exclusive of these costs will aid comparability of the information to prior reporting periods. We believe that because of the variety of equity awards used by companies and the varying methodologies for determining stock-based compensation expense, excluding stock-based compensation enhances the ability of management and investors to compare financial results over periods. Distribution and administrative expenses are excluded for the reason set forth above.*

[6] *Operating income, as adjusted, and operating margin, as adjusted, are calculated using the basis of revenues, as adjusted, and operating expenses, as adjusted, as described above.*

In the above release, we define "organic growth rate" as our annualized net sales divided by beginning long-term open-end mutual fund assets under management.

The above measures should not be considered as substitutes for any measures derived in accordance with GAAP and may not be comparable to similarly titled measures of other companies. Exclusion of items in our non-GAAP presentation should not be considered as an inference that these items are unusual, infrequent or non-recurring.

Investment Performance

For the period ending December 31, 2011, 83%, 84% and 87% of assets eligible for Morningstar rating had 5- or 4-star load-waived ratings for the 3-, 5-, and 10-year periods, respectively, based on risk adjusted returns, of a total of 30, 28, and 22 funds, respectively. Had sales load been included, results would be lower. For each fund with at least a three-year history, Morningstar calculates a Morningstar RatingTM based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the affect of sales charges, loads, and redemption fees), placing more emphasis on downward variation and rewarding consistent performance. The top 10% of funds in each category receive 5 stars; the next 22.5% receive 4 stars; the next 35% receive 3 stars; the next 22.5% receive 2 stars; and the bottom 10% receive 1 star. The Overall Morningstar RatingTM for a fund is derived from a weighted average of performance figures associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Different share classes bear different fees and expenses, which affect performance. Multi-Sector Short Term Bond Fund Morningstar rating as of 2/29/12 (Stars/# of Funds in Short Term Bond Category) Class A Overall: 5/352; 3 yr: 5/352; 5 yr: 5/325; 10 yr: 5/185. Load Waived Overall: 5/352; 3 yr: 5/352; 5 yr: 5/325; 10 yr: 5/185. Class I Overall: 5/352; 3 yr: 5/352; 5 yr: 5/325; 10 yr: 5/185. Emerging Markets Opportunities Fund Morningstar rating as of 2/29/12 (Stars/# of Funds in Diversified Emerging Markets Category) Class A Overall: 4/353; 3 yr: 3/353; 5 yr: 5/242; 10 yr: 4/148. Load Waived Overall: 5/353; 3 yr: 4/353; 5 yr 5/242; 10 yr: 5/148. Class I Overall: 5/353; 3 yr: 4/353; 5 yr: 5/242; 10 yr: 5/148.

Lipper, a wholly owned subsidiary of Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested and do not include the effect of loads. Funds not ranked by Lipper are not included in the analysis. If sales loads were reflected, the rankings shown would be lower. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period. Lipper data does not constitute investment advice or an offer to sell or the solicitation of an offer to buy any security. Small-Cap Sustainable Growth Lipper Ranking as of 12/31/11 (Small Cap Growth Category) Class A: 1 yr percentile rank: 1 (2/497 funds); 5 yr percentile rank: 30 (112/378 funds); 10 yr percentile rank: NA. Class I Overall: 1 yr percentile rank: 1 (1/497 funds); 5 yr percentile rank: 28 (107/378 funds); 10 yr percentile rank: NA.

Performance data quoted represents past results. Past performance is no guarantee of future results and current performance may be higher or lower than the performance shown. Investment return and principal value will fluctuate so your shares, when redeemed, may be worth more or less than their original cost. **Please visit Virtus.com for performance data current to the most recent month-end. Please carefully consider the Fund's investment objectives, risks, charges and expenses before investing. For this and other information about any Virtus mutual fund, call 1-800-243-4361 or visit Virtus.com for a prospectus. Read it carefully before you invest or send money.** Distributed by VP Distributors, LLC, member FINRA and subsidiary of Virtus Investment Partners, Inc.

Shareholder Information

Security Listing

The common stock of Virtus Investment Partners, Inc. is traded on the NASDAQ Global Market under the symbol "VRTS."

Transfer Agent and Registrar

For information or assistance regarding your account, please contact our transfer agent and registrar:

Virtus Investment Partners
c/o Computershare Investor Services
P.O. Box 43078
Providence, RI 02940

Toll-free (within U.S.): 866-205-7273
TDD for hearing impaired: 800-231-5469
Foreign Shareowners: 413-775-6091
TDD for Foreign Shareowners: 201-680-6610

Web site: www.computershare.com/investor

E-mail: Virtus.Investment.Partners@virtus.com

Annual Meeting of Shareholders

All shareholders are invited to attend the annual meeting of Virtus Investment Partners on Wednesday, May 16, 2012 at 10:30 a.m. EDT at the Hilton Hartford Hotel, 315 Trumbull Street, Hartford, CT

For More Information

To receive additional information about Virtus Investment Partners and access to other shareholder services, visit Investor Relations in the "About Us" section of our Web site at www.virtus.com, or contact us at:

Virtus Investment Partners, Inc.
Investor Relations
100 Pearl Street
Hartford, CT 06103
Telephone: 800-248-7971 (Option 2)
Fax: 860-241-1113
E-mail: investor.relations@virtus.com

Affiliated Companies

Duff & Phelps Investment Management Co.
200 S. Wacker Drive, Suite 500
Chicago, IL 60606
312-263-2610

Euclid Advisors LLC
900 Third Avenue
New York, NY 10022
800-272-2700

Kayne Anderson Rudnick Investment Management, LLC
1800 Avenue of the Stars,
Second Floor
Los Angeles, CA 90067
800-231-7414

Newfleet Asset Management, LLC
100 Pearl Street
Hartford, CT 06103
860-263-4707

909 Montgomery Street, Suite 500
San Francisco, CA 94133
800-828-1212

Zweig Advisers LLC
900 Third Avenue
New York, NY 10022
800-272-2700

For more information on Virtus Mutual Funds or other products,

call your financial representative or visit our Web site at www.virtus.com

VIRTUS
INVESTMENT PARTNERS